D. Roger Glenn
                                                  Direct Dial: (212) 912-2753
                                                  E-Mail: drglenn@eapdlaw.com


                                February 23, 2006


Karl Hiller
Branch Chief
Mail Stop 7010
Securities and Exchange Commission
Washington, DC 20549-7010

Dear Mr. Hiller:

         On behalf of Barnabus Energy, Inc. (the "Company"), this letter responds to the comments we have received from you by letter dated February 9, 2006 to the attention of Mr. David Saltman regarding the Company's Form 10-KSB for fiscal year ended May 31, 2005 filed September 12, 2005, Form 8-K filed December 13, 2005 and Form 10-QSB for fiscal quarter ended November 30, 2005 filed January 17, 2006 (File No. 0-50450). We have reproduced your comments below and set forth the Company's response to each.

SEC COMMENT

Form 10-KSB for the Fiscal Year Ended May 31, 2005

Description of Property

Sawtooth "A" Formation, page 14

1. We note your disclosure of volumes described as "saleable gas". Instruction 5 to Item 102 of Regulation S-K states "Estimates of oil or gas reserves other than proved . . . and any estimated values of such reserves shall not be disclosed in any document publicly filed with the Commission..." If the volumes in question are proved, please so state. If not, please amend your document to remove them.

COMPANY RESPONSE

         The volumes in question are not proved. We will amend the document to remove the disclosure referred to.

SEC COMMENT

Financial Statements

Audit Opinion, page 2

2. We note that your auditors are located in Vancouver, Canada. Please tell us how you concluded that it is appropriate, as a domestic filer, to utilize an auditor licensed outside of the United States. Under
         Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section V.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission's website at:

         http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#
         P44269217

         Please tell us where your management and accounting records are situated, and where the majority of the audit work is conducted.

COMPANY RESPONSE

For the year ended May 31, 2005 the company's assets, revenues and operations were primarily in Canada. The company's management and accounting records were located in Vancouver, BC. The majority of audit work was conducted in Canada. The company's resource interests were all located in Canada. The company's auditors are registered with PCAOB and have extensive experience in auditing resource companies and US registrants. Based on the foregoing, the company felt it was appropriate to use auditors located in Vancouver, BC.

SEC COMMENT

Form 8-K Filed December 13, 2005

3.       We note that you have loaned $250,000 to Connect Renewable Energy, Inc.
         (CRE), a company owned by one of your Directors. Please expand the disclosure in your filing to include the business purpose of the loan and the terms of this arrangement.

COMPANY RESPONSE

The loan was made to allow CRE to pay accrued accounts payable in order to remain in good standing with its vendors, and to provide working capital.


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

SEC COMMENT

Form 10-QSB for the Fiscal Quarter Ended November 30, 2005

Financial Statements

Income Statement, page 5

4. We note that you have presented an impairment of $589,923 on advances in respect of oil and gas properties below net loss from continuing operations as of November 30, 2005 on your income statement. However, according to paragraph B54 of SFAS 144 impairment losses must be reported as a component of income from continuing operations before income taxes. Please revise your presentation accordingly.

COMPANY RESPONSE

The line item in the income statement appearing immediately before the impairment charge is called "Net loss before other item", not "Net loss from operations". However, the company will reclassify the impairment charge to be included with other expenses as requested.

SEC COMMENT

Statement of Cash Flows, page 7

5. We note that you have recorded an obligation to issue shares for $2,436,951 within cash flows from financing activities in your statement of cash flows for the period ended November 30, 2005. Ordinarily, this entry would be shown as a liability under changes in working capital items within net cash flows used in operating activities. Please revise your financial statement accordingly, or tell us why you believe it is appropriate to present the obligation to issue shares in this manner.

COMPANY RESPONSE

The company felt it was appropriate to disclose the obligation to issue shares as a financing activity in the statement of cash flows as the company was committed to issue shares to settle this obligation and this share issuance in fact happened subsequent to the quarter end as disclosed in the notes to the financial statements. As this is clearly a financing activity the company suggests that it change the balance sheet and statement of cash flow line item description to "Private placement subscription proceeds" which more accurately describes the item.


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

SEC COMMENT

Note 3 - Summary of Significant Accounting Policies

Note 1 - Exploration Costs, page 12

6. You state, "Mineral property acquisition, exploration and development costs are expensed as incurred..." Please expand your disclosure to clarify the nature of the mineral costs to which you are referring. In this regard, since you account for your oil and gas operations using the full cost method, it is unclear as to why you are expensing these costs as incurred. If in regard to your mining operations, so state.

COMPANY RESPONSE

Note 1 Exploration Costs will be clarified so that readers will understand it refers only mineral interests and not oil and gas operations. Costs incurred in respect of mineral properties incurred in the past were immaterial. There were no such costs incurred in the current fiscal year.

SEC COMMENT

Note 7 - Advances in Respect of Oil and Gas Interest Acquisition, page 17

7. We note that you entered into an Oil & Gas Asset Sale Agreement with Goldstar Gas Corp. in which you agreed to acquire a 90% interest in a bare trust. We understand that the agreement was rescinded and a settlement reached in January 2006. We also understand that the closing of the initial agreement was subject to the satisfaction of certain conditions precedent in the agreement, and that Goldstar agreed to permit you to hold the 90% interest in the trust in contemplation of the closing of the agreement. Please tell us why you believe it was appropriate to capitalize the costs you incurred in relation to this agreement since you did not own the property and tell us what type of agreement you had with Goldstar which allowed you to hold the property. Further, please provide references to the accounting literature you applied.

COMPANY RESPONSE

Even though the company had not completed formal closing on its acquisition of the oil and gas properties, it was conducting operations on the basis that closing would occur and that its interest in the property was secured as it effectively controlled the project. The reasons the company took the position that it had effective control and was willing to risk spending funds on development activities were as follows:

1. the conditions precedent included two items, delivery by the vendor of certain financial information, which the company could simply waive, and issuance of shares by the company. Both of these items were in the control of the company to complete.

2. as disclosed in Note 7 to the financial statements the vendor agreed to permit the company to hold the 90% interest in the bare trust.

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

3. On March 3, 2005 the company executed a "Project Development and Project Management Agreement" dated March 3, 2005 with MB Gas Inc., the administrator of the bare trust. This agreement set forth the plan for the development of the project by the company.

As demonstrated by the above, the company had effective control of the project and therefore concluded it was appropriate to capitalize development costs incurred to advance the property. The company also notes that in the quarter ended November 30, 2005, an impairment charge was taken that effectively wrote off all development costs capitalized such that the carrying amount of its oil and gas interests equaled the proceeds from the sale that occurred subsequent to quarter end. As a result of this sale the company no longer has any natural resource interests and is no longer pursuing natural resource opportunities.

         If you have any questions regarding the foregoing, please do not hesitate to contact me at 212-912-2753. Thank you for your attention to this matter.

                                                       Sincerely,


                                                       /s/ D. Roger Glenn, Esq.



cc:      David Saltman
         Cheryl Bostater
         Tracie Towner
         Kim Calder

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